Sotherly Hotels LP

410 W. Francis Street

Williamsburg, Virginia 23185

Telephone: (757) 229-5648

September 20, 2013

Via EDGAR and E-Mail

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Jennifer Gowetski

RE:	Sotherly Hotels LP

Registration Statement on Form S-11

File No. 333-189821

Ladies and Gentlemen:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended, Sotherly Hotels LP (the “Company”) hereby requests acceleration of the effectiveness of its Registration Statement on Form S-11 (Reg. No. 333-189821) at 3:00 p.m., Eastern time, on September 23, 2013, or as soon thereafter as is practicable.

The Company acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Sotherly Hotels LP,

by its General Partner, SOTHERLY HOTELS INC.

By:	/S/ DAVID R. FOLSOM
Name:	David R. Folsom
Its:	President and Chief Operating Officer

cc:	Pamela K. Dayanim, Esq., Baker & McKenzie LLP